Exhibit 1.01 to Form SD

Nevro Corp. Conflict Minerals Report

For the Period from January 1, 2016 to December 31, 2016

This Conflict Minerals Report is filed in accordance with Rule 13p-1 and the Form SD, as required by the Securities Exchange Act of 1934, as amended, for the reporting period of January 1, 2016 to December 31, 2016.

Nevro Corp. and Covered Product Overview

Nevro Corp. (“Nevro”) is a publicly-traded medical device company, headquartered in Redwood City, California. Nevro’s sole commercialized product is the Senza® HF10 System, a high-frequency, spinal cord stimulation device (“Covered Product”).

Nevro Corp. is listed on the New York Stock Exchange and is therefore subject to final rules issued by the United State Securities and Exchange Commission (“SEC”) and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”).

Nevro’s Reasonable Country of Origin Inquiry Process

In preparation of filing a Form SD, Nevro conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the tantalum, tungsten, tin, and gold (“3TG Minerals”) used in each component of its Covered Product. Nevro designed its RCOI to determine whether any of the 3TG Minerals used in its product originated in the Democratic Republic of Congo or any of its nine adjoining countries (“Covered Countries”). Nevro sent its suppliers an RCOI letter explaining Nevro’s obligations under Rule 13p-1 and requested that the recipient suppliers complete and return a Conflict Minerals Report Template (“CMRT”), as developed and published by the Conflict-Free Sourcing Initiative (“CFSI”) Conflict-Free Smelter Program (“CFSP”). Nevro tracked, reviewed, and analyzed supplier responses to its RCOI requests.

Nevro’s Due Diligence Process

Nevro exercised due diligence in determining the source and chain of custody of the 3TG Minerals used in the manufacture of its Covered Product, in line with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (“OECD Guidance”):

1. Establish strong company management systems. Nevro adopted a company conflict minerals policy (“Conflict Mineral Policy”) and communicated its policy to suppliers and members of the public by publishing the policy on its website at http://www.nevro.com/English/About-Us/Corporate-Governance/default.aspx. The Conflict Mineral Policy outlines the standards against which Nevro will conduct its due diligence, which are derived from the OECD Guidance. Nevro also created an inter-departmental Conflict Minerals Working Group (“Working Group”), comprised of key internal stakeholders in its Research & Development, Operations, Internal Audit, and Legal departments. The Working group meets periodically to review and assess Nevro’s due diligence efforts; to provide conflict mineral updates to Nevro executive management; to provide controls and transparency over the 3TG Mineral supply chain; and to strengthen engagement between Nevro and its suppliers. Nevro also established a unique e-mail address to which internal and external grievances and information, regarding conflict minerals, can be sent: conflict.minerals@nevro.com.

2. Identify and assess risk in the supply chain. Nevro created a framework and process for identifying Covered Product parts that may contain 3TG Minerals. Nevro sent RCOI letters to its suppliers and requested that they return a completed CMRT identifying where it sources its 3TG Minerals from. Nevro conducted due diligence examinations of suppliers that reported using 3TG Minerals from Covered Countries (“In-Scope Suppliers”). Nevro reviewed the responses received from In-Scope Suppliers for consistency and completeness and followed up with suppliers that either (1) did not respond in a timely manner or (2) submitted a response that triggered specific quality flags. This process included comparing the names of entities identified in the CMRT against the CFSP list of smelters (which includes smelters and refiners identified as conflict-free by the London Bullion Market Association (LBMA) and the Responsible Jewellery Council (RJC)) to determine whether the entities were in fact smelters or refiners, and if so, whether they were compliant with CFSP.

3. Design and implement a strategy to respond to identified risks. The Working Group created a risk-based 3TG Minerals program and reports supply chain risk assessments to executive management. Nevro developed and published a comprehensive Conflict Minerals Standard Operating Procedure (“Conflict Minerals SOP”) to formalize its due diligence procedure. Nevro also periodically consults with third party conflict mineral subject matter experts to benchmark its programs and to improve its due diligence processes.

4. Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain. Nevro does not have direct relationships with smelters or refiners with respect to 3TG Minerals and therefore does not perform or direct audits of these entities within Nevro’s supply chain. Nevro does, however, support audits through its reliance on CSFP.

5. Report on supply chain due diligence. Nevro published its Form SD, this Conflict Minerals Report, and its Conflict Mineral Policy on its website at http://www.nevro.com/English/About-Us/Corporate-Governance/default.aspx.

Future Due Diligence Measures

Since Nevro does not directly source the minerals necessary to the functionality or production of its Covered Product, Nevro will continue to rely on its suppliers to provide information regarding the source and chain of custody of such 3TG Minerals. Nevro will continue to collaborate with its suppliers to identify 3TG smelters and refiners whose minerals originate in a Covered Country. Nevro will:

1. Continue to engage with suppliers to improve the accuracy and completeness of information provided to Nevro, which will include lists of the suppliers’ 3TG smelters and refiners, as well as the source and chain of custody of these 3TG Minerals;

2. Continue to cross-reference smelters and refiners identified by its suppliers to the Conflict-Free Smelter Program list, in line with the Conflict-Free Sourcing Initiative flagship program; and

3. Maintain relevant documents regarding Nevro’s supplier responses and CMRT files and maintain them according to Nevro’s document retention policy.

Based on Nevro’s due diligence efforts to date, the 3TG Minerals used in Nevro’s Covered Product are DRC conflict undeterminable.

The due diligence process implemented by Nevro and described above is an ongoing process, and Nevro will continue to comply with its Conflict Mineral Policy, to collaborate with its suppliers to perform due diligence on 3TG Mineral sources, and to refine its policies and procedures when necessary.

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